Exhibit 1.2

THIS AMENDMENT AGREEMENT (the “Agreement”), dated as of May 19, 2009, is entered into by and among Rexahn Pharmaceuticals, Inc. (the “Company”) and Rodman & Renshaw, LLC (the “Placement Agent”).   Defined terms not otherwise defined herein shall have the meanings set forth in the Engagement Agreement (as defined below).

WHEREAS, pursuant to an engagement agreement dated April 6, 2009 (the “Engagement Agreement”) the Company engaged the Placement Agent as its placement agent on “reasonable best efforts” basis in connection with a proposed placement of registered securities of the Company; and

WHEREAS, the Company and the Placement Agent desire to amend the Engagement Agreement as set forth hereunder.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Holder hereby agrees as follows:

1.	Amendment. Section 1 of the Engagement Agreement is hereby amended and replaced in its entirety with the following:

“SECTION 1.   Compensation and other Fees.  As compensation for the services provided by Rodman hereunder, the Company agrees to pay to Rodman the fees set forth below with respect to the Placement:

(A)          A cash fee payable immediately upon the closing of the Placement equal to 6% of the aggregate gross proceeds raised in the Placement plus a cash fee payable immediately on each exercise of the warrants issued to the Purchasers in the Placement that are solicited by Rodman equal to 6% of the aggregate proceeds received by the Company in connection with such exercise(s); and

(B)           Such number of warrants (the “Rodman Warrants”) issuable to Rodman or its designees at the Closing to purchase shares of Common Stock equal to 5% of the aggregate number of Shares sold in the Placement, plus any Shares underlying any convertible Securities or units sold in the Placement.  The Rodman Warrants shall have the same terms as the warrants (if any) issued to the Purchasers in the Placement except that the exercise price shall be 125% of the public offering price per share.  The Rodman Warrants shall not have antidilution protections or be transferable for six months from the date of the Offering except as permitted by FINRA Rule 5110, and further, the number of Shares underlying the Rodman Warrants shall be reduced if necessary to comply with Financial Industry Regulatory Authority (“FINRA”) rules or regulations.

Notwithstanding any provision hereof to the contrary, this Agreement shall not entitle the Placement Agent to receive any fees or other compensation except in respect of the sale by the Company of Securities to one or more Purchasers in the Placement.”

2.	Miscellaneous.

(a)           Except as expressly set forth above, all of the terms and conditions of the Engagement Agreement shall continue in full force and effect after the execution of this Agreement and shall not be in any way changed, modified or superseded by the terms set forth herein.

(b)          This Agreement may be executed in two or more counterparts and by facsimile signature or otherwise, and each of such counterparts shall be deemed an original and all of such counterparts together shall constitute one and the same agreement.

IN WITNESS WHEREOF, this Amendment Agreement is executed as of the date first set forth above.

REXAHN PHARMACEUTICALS, INC.

By:	/s/ Tae H. Jeong
	Name:	Tae Heum Jeong
	Title:	Chief Financial Officer

RODMAN & RENSHAW, LLC

By:	/s/ John Borer
	Name:	John Borer
	Title:	Sr. Managing Director